EXHIBIT 99.6

Louis Nguyen, Manager of Engineering, BSc EE, ME, P: ENG
Jacobs Minerals Canada Inc.
1920 Yonge Street, Suite 301,Toronto, Ontario
Canada, M4S 3E2,
Telephone: (416) 343-9267
Fax: (416) 343-9300
louis.nguyen@jacobs.com

The Toronto Stock Exchange
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
NYSE-Amex

Re: Exeter Resource Corporation (the “Company”) - Consent of Qualified Person

I, Louis  Duy Nguyen, P: ENG, consent to the public filing of the Technical Report titled “Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile” and dated January 16th, 2012 (the “Technical Report”) by Exeter Resource Corporation.

I also consent to any extracts from or a summary of the Technical Report in the January 16th, 2012 new release titled “Exeter Completes Positive Prefeasibility Study for its Caspiche Project” of Exeter Resource Corporation.

I certify that I have read the January 17th, 2012 new release that the report supports being filed by Exeter Resource Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this January 16th, 2012.

Signed and Sealed

/s/ Louis Duy Nguyen
_____________________________________________________
Louis Duy Nguyen, Manager of Engineering, BSc EE, ME, P: Eng